As filed with the Securities and Exchange Commission on January 19, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NUVEEN PREFERRED AND INCOME 2022 TERM FUND

(Name of Subject Company (Issuer))

NUVEEN PREFERRED AND INCOME 2022 TERM FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67075T105

(CUSIP Number of Class of Securities)

Mark L. Winget

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

(800) 257-8787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Nuveen Preferred and Income 2022 Term Fund

Announces Result of Special Shareholder Meeting

NEW YORK, January 19, 2022 – Shareholders of Nuveen Preferred and Income 2022 Term Fund (NYSE: JPT) have approved a proposal to restructure the fund. The restructuring will allow shareholders the opportunity to maintain their investment in the fund and its exposure to a leveraged strategy focused on preferred and other income producing securities in lieu of the scheduled termination of the fund.

Prior to the effectiveness of the restructuring, the fund will conduct a tender offer allowing shareholders to offer up to 100% of their shares for repurchase at net asset value. The fund expects to announce the tender offer shortly. If the fund’s net assets taking into account shares properly tendered in the tender offer would be $70 million or greater, the tender offer will be completed and the fund’s term structure will be eliminated. If the fund’s net assets after taking into account the shares tendered in the tender offer would be less than $70 million, the tender offer will not be completed and no common shares will be repurchased, the restructuring proposal will not be implemented and instead, the fund will proceed to terminate as scheduled pursuant to its original term on or before March 1, 2022. In the interim period, the fund may not be fully invested in accordance with its investment policies in order to raise liquid assets in anticipation of payments to either tendering shareholders or to all shareholders in liquidation of the fund in connection with its scheduled termination.

If the tender offer is successfully completed, the restructuring of the fund will include:

•	An amendment to the fund’s declaration of trust to eliminate the term structure.

•	An amendment to the fund’s investment policies to permit investment in contingent capital securities (“CoCos”).

•	An expected increase from current levels in the fund’s use of leverage.

•	A change in the fund’s name to “Nuveen Preferred and Income Fund” (the fund’s common shares will continue to trade on the New York Stock Exchange under the current ticker symbol).

•	A new contractual fee waiver under which Nuveen Fund Advisors, LLC will waive 50% of its net management fees over the first year following elimination of the term structure.

The fund’s restructuring is intended to improve the fund’s net earnings and allow for the potential for increased monthly distributions to common shareholders.

The fund will declare its regular monthly distribution according to a modified schedule. The following dates will apply to the fund’s February monthly distribution:

Record Date	February 25, 2022
Ex-Dividend Date	February 24, 2022
Payable Date	March 1, 2022

Shareholders participating in the tender offer will not receive the February 2022 monthly distribution on tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. The fund has not yet commenced the tender offer described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Common shareholders should read the fund’s offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the fund’s tender offer. The fund will also make available, without charge, its offer to purchase and letter of transmittal.

Nuveen is a leading sponsor of closed-end funds (CEFs) with $65 billion of assets under management across 62 CEFs as of 30 September 2021. The funds offer exposure to a broad range of asset classes and are designed for income-focused investors seeking regular distributions. Nuveen has over 30 years of experience managing CEFs.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals

800-752-8700

Investors

800-257-8787

Media

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.2 trillion in assets under management as of 30 September 2021 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

FORWARD-LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments;

•	the satisfaction of conditions for completing the tender offer; and

•	other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds. The information contained on the Nuveen website is not a part of this press release.

EPS-1995370PR-E0122X

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